Phunware, Inc.

7800 Shoal Creek Boulevard #230 South

Austin, TX 78757

April 8, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edwin Kim, Staff Attorney

Re:	Phunware, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 21, 2019

File No. 333-229524

Dear Mr. Kim:

This letter is submitted on behalf of Phunware, Inc. (the “Company”, “we”, “us” or “our”) in response to comments from the staff of the Division of Corporation Finance, Office of Information Technologies and Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 4, 2019 (the “Comment Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1, File No. 333-229524 (the “Registration Statement”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in bold font type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement. We have today filed with the Commission Amendment No. 3 to the Registration Statement (“Amendment No. 3”), reflecting the responses to the Staff’s comments.

Prospectus Summary, page 1

1.	In your response to prior comment 3, you indicate that your PhunCoin Ecosystem is currently in development stage and PhunCoin will have no usefulness until the PhunCoin Ecosystem is operative. Please provide a more detailed description of the current status of the PhunCoin Ecosystem and what steps you must perform for such system to be operative. Further, please clarify what you mean by “PhunCoin will have no usefulness until the PhunCoin Ecosystem is operative.”

Response: The Company has revised the “Prospectus Summary” section of the Registration Statement to expand the following disclosure to address the Staff’s comment.

PHUNCOIN

PhunCoin is intended to be a digital asset that entitles the holder to access the PhunCoin Ecosystem that we are building. The PhunCoin Ecosystem is intended to be a rewards marketplace and data exchange whereby users receive PhunCoin in exchange for their information and PhunCoin can be redeemed by users for goods and services. The PhunCoin Ecosystem is currently in the development stage and is intended to enhance and augment our current mobile application platform, which enables businesses to engage, manage and monetize their interaction with consumers. Our core business enables the rapid integration of mobile solutions, but PhunCoin is expected to further enhance that capability by incentivizing customer and consumer engagement with these solutions.

We previously formed a wholly-owned subsidiary, PhunCoin, Inc. that will be the issuer of PhunCoin. PhunCoin, Inc. is currently conducting two offerings to raise capital through the issuance of rights to receive future PhunCoin (the “Rights”) to fund the development and creation of the PhunCoin Ecosystem. On June 20, 2018, PhunCoin, Inc. commenced an offering of Rights under Rule 506(c) to raise up to $100 million that has raised $1,020,000 as of April 4, 2019. In addition, on January 22, 2019, PhunCoin, Inc. commenced an offering of up to $1,070,000 of Rights pursuant to Regulation CF that has received subscriptions of $140,000 as of April 4, 2019. PhunCoin, Inc. has not yet closed on such subscriptions, which are revocable by investors until the initial closing occurs. Both offerings are ongoing and are unrelated to the shares of our common stock that may be sold by selling security holders or the warrants that may be exercised pursuant to this prospectus.

Holders of the Rights are entitled to receive PhunCoin upon the successful launch of the PhunCoin Ecosystem (or as early as one year after they acquire the Rights,). We currently anticipate that PhunCoin will be issued to the holders of the Rights within one year after the Rights are acquired, although we expect that the PhunCoin Ecosystem will not be operational until after such one year period. However, PhunCoin will have no usefulness until the PhunCoin Ecosystem is operative because PhunCoin is expected to only be useable on the Ecosystem and any trading of PhunCoin would require the availability of a compliant exchange, which may not then exist. In this regard, we do not currently intend to create, or facilitate the creation of, a secondary market for PhunCoin until the PhunCoin Ecosystem is operational.

While we are actively developing all aspects of the PhunCoin Ecosystem, there can be no assurance as to when (or if) we will be able to successfully launch the PhunCoin Ecosystem. From a software development standpoint, we have completed initial implementation for the PhunCoin iOS and Android application portfolio, digital asset management capabilities on the Stellar blockchain and initial integration with data enrichment capabilities in the course of developing the PhunCoin Ecosystem. We are currently in the process of developing additional user experience and data collection elements of the application portfolio, data exchange capabilities (audience and segment management, transaction processing), as well as app developer partner related technology such as Software Development Kits (SDKs) and dashboards related to the PhunCoin Ecosystem. In order for the PhunCoin Ecosystem to be operative, we still must develop and complete all of the above in-progress systems, execute all functional testing, complete the minting of the digital asset on the Stellar blockchain, implement related asset internal controls, complete a security audit, execute load and scale testing, submit all application portfolios to the relevant app stores and complete a review (beta) period in which we gather user feedback and assess software readiness. The final software readiness date of the PhunCoin Ecosystem may be adjusted based on user feedback provided in the review (beta) period and thus a specific launch date is difficult to determine at this time. However, we are currently targeting launching the review (beta) period on a non-production digital asset (not an actual security token) in the first half of 2019. In addition, the PhunCoin Ecosystem will not be fully operational until we verify the availability of a compliant exchange to handle security tokens and complete development on the PhunCoin mobile application that provides KYC/AML capabilities along with secure wallet functionality. See “Risk Factors – Risks Related to Our Business Operations and Industry.” Depending upon the final (and future) features of the PhunCoin Ecosystem, PhunCoin, Inc. will seek all required regulatory approvals to issue additional PhunCoins to a wider audience.

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Risk Factors

The price of our common stock and warrants has been, and may continue to be, volatile, and you could lose all or part of your investment, page 31

2.	Please clarify in the first bullet point on page 32 that the low public float for your common stock after the merger is the result of nearly all non-affiliated public stockholders of Stellar Acquisition III Corp. electing to redeem their SPAC common stock.

Response: In response to the Staff’s comment, the “Risk Factor” section of the Registration Statement has been revised to conform to the updated information below:

The price of our common stock and warrants has been, and may continue to be, volatile, and you could lose all or part of your investment.

Technology stocks have historically experienced high levels of volatility. The trading price and volume of our common stock and warrants has fluctuated, and may continue to fluctuate following this offering, substantially due to a variety of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock and warrants include the following:

●	price and volume fluctuations in the overall stock market from time to time;

●	the announcement of new products, solutions or technologies, investments, commercial relationships, acquisitions or other events by us or our competitors;

●	fluctuations in the trading volume of our shares or the size of our public float, especially considering that we became a publicly-listed company through the Business Combination with a special purpose acquisition company, and that the trading price of our common stock since the consummation of the Business Combination has been very volatile on a relatively low public float for our trading volume;

●	changes in how customers perceive the benefits of our products and future offerings;

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●	the addition or departure of key personnel;

●	the public’s reaction to our press releases, other public announcements and filings with the SEC;

●	sales of large blocks of our common stock or warrants;

●	developments concerning intellectual property rights;

●	changes in legal, regulatory and enforcement frameworks impacting our products;

●	variations in our and our competitors’ results of operations;

●	whether our results of operations meet the expectations of securities analysts or investors;

●	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

●	the failure of securities analysts to publish research about us, or shortfalls in our results of operations compared to levels forecast by securities analysts;

●	actual or perceived significant data breach involving our products or website;

●	litigation involving us, our industry or both;

●	governmental or regulatory actions or audits;

●	general economic conditions and trends;

●	flash crashes,” “freeze flashes” or other glitches that disrupt trading on the securities exchange on which we are listed; and

●	major catastrophic events in our domestic and foreign markets.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock and/or warrants could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock and warrants might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have an adverse effect on our business, results of operations and financial condition.

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From December 28, 2018, the date our common stock began trading on Nasdaq, through April 4, 2019, the closing price of our common stock has ranged from $5.52 per share to $308.40 per share on an average trading volume of 121,372, and the closing price of our warrants has ranged from $0.22 per warrant to $2.20 per warrant on an average trading volume of approximately 267,000. From time to time, we may have volatility in our stock or warrant prices for reasons that are unknown to us.

Specifically, while we cannot state with certainty what circumstances and factors are causing volatility in our stock price, such volatility may be attributable in part to the following factors:

●	in connection with the consummation of the Business Combination, holders of 1,813,487 shares of Stellar common stock sold in its initial public offering exercised their right to redeem such public shares for cash, resulting in a reduction to 38,233 shares that were freely tradable from initial Stellar shareholders at the consummation of the Business Combination along with 106,164 underwriter shares, which contributed to the low public float of our common stock;

●	the public float was further restricted as a result of approximately 35,872,682 shares of common stock that are subject to a 180-day lockup which expires on or about June 26, 2019, which limits the trading activity and restricts the supply of freely tradeable shares on the public market;

●	the periodic trading of shares by existing holders of pre-merger shares of common stock, who are not subject to any lock-up, and therefore are able to freely trade shares of common stock on the public market free of restriction;

●	the filing of this Registration Statement for the registration of additional shares of common stock, including those shares of common stock underlying outstanding warrants, which signals that additional dilution may result in the event that such warrants are exercised for the underlying shares;

●	short-sales and trading by public investors who may be either attempting to take advantage of the low public float or covering their short positions and, because of the low public float to date, may have had to pay relatively high price for their shares to close out their positions;

●	the cashless exercises of up to 6,900,610 in public warrants for the underlying shares of common stock, which shares may be unrestricted and available for trading immediately; and

●	the public market’s disproportionate focus on PhunCoin and other ancillary activities that are speculative in nature and separate from our core operations.

As a result of the offering covered by this Registration Statement, the number of shares of common stock that are in the public float may increase due to the number of shares issued upon the exercise of outstanding warrants that would be in the hands of public stockholders who are not subject to lock-ups and have registered shares. This may result in a larger public market for our shares, and may normalize the trading price and reduce volatility in the stock price.

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The recent volatility of the price of our stock may be attributable, in part, to the recent issuances of shares of common stock upon the cashless exercise of public warrants, which become unrestricted upon the effectiveness of this Registration Statement. As of April 4, 2019, 2,455,020 unrestricted shares of common stock have been issued and 506,721 unrestricted shares of common stock are scheduled to be issued, upon the cashless exercise of public warrants, representing 95.3% of our public float.

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We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Eric Hsu, Esq. at ehsu@wsgr.com or by telephone at 650-849-3305.

Very truly yours,

/s/ Alan S. Knitowski

cc:	Barbara Jacobs, Assistant Director Alan S. Knitowski, CEO
Scott Murano, Wilson Sonsini Goodrich & Rosati Eric Hsu, Wilson Sonsini Goodrich & Rosati Mitzi Chang, Goodwin Procter Mark Schonberger, Goodwin Procter

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